Innovation and Product Launch Momentum Drive Alcon’s Third-Quarter 2026 Growth
•Third-quarter 2026 sales of $2.7 billion, +5%, +5% constant currency1 (cc), vs. third-quarter 2025
•Year-to-date 2026 sales of $8.2 billion, +7%, +6% cc, vs. the same period last year
•Third quarter 2026 diluted EPS of $0.54, +13%, +14% cc; core diluted EPS2 of $0.91, +15%, +15% cc, vs. third-quarter 2025
•Returned $748 million to shareholders on a year-to-date basis
•Recently announced the acquisition of Neurotech Pharmaceuticals, Inc. ("Neurotech"), strengthening our portfolio of products in retinal disease
Ad Hoc Announcement Pursuant to Art. 53 LR
Geneva, November 10, 2026 - Alcon (SIX/NYSE:ALC), the global leader in eye care, reported its financial results for the three and nine month periods ending September 30, 2026. For the third quarter of 2026, sales were $2.7 billion, up 5% on a reported and constant currency basis1, as compared to the same quarter of the previous year. Alcon reported diluted earnings per share of $0.54 and core diluted earnings per share2 of $0.91 in the third quarter of 2026.
"We remain on track for our 2026 objectives with year-to-date sales growth of six percent and double-digit core EPS growth, despite some specific areas of competitive pressure.” said David J. Endicott, Alcon’s Chief Executive Officer. “We are encouraged by the momentum across our newest products and the strength of our pipeline. The breadth of our portfolio of innovation together with the recent acquisition of Neurotech, positions us well to drive sustainable long-term growth."

Third-quarter and first nine months of 2026 key figures	Three months ended September 30		Nine months ended September 30
	2026	2025	2026	2025
Net sales ($ millions)	2,717	2,589	8,184	7,617
Operating margin (%)	14.0	12.8	8.4	13.7
Diluted earnings per share ($)	0.54	0.48	0.92	1.53
Core results (non-IFRS measure)[2]
Core operating margin (%)	21.8	20.2	21.2	20.0
Core diluted earnings per share ($)	0.91	0.79	2.60	2.29
Cash flows ($ millions)
Net cash flows from operating activities			1,689	1,613
Free cash flow (non-IFRS measure)[3]			1,345	1,244
1.Constant currency (cc) is a non-IFRS measure. An explanation of non-IFRS measures can be found in the 'Non-IFRS measures as defined by the Company' section.
2.Core results, such as core gross margin, core operating income, core operating margin and core diluted EPS, are non-IFRS measures. An explanation of non-IFRS measures can be found in the 'Non-IFRS measures as defined by the Company' section.
3.Free cash flow is a non-IFRS measure. An explanation of non-IFRS measures can be found in the 'Non-IFRS measures as defined by the Company' section.

Third-quarter and first nine months of 2026 results
Reported net sales for the third quarter of 2026 were $2.7 billion, up 5% on both a reported and constant currency basis versus the third quarter of 2025. Reported net sales for the first nine months of 2026 were $8.2 billion, up 7% versus the first nine months of 2025. Excluding favorable currency impacts of 1%, sales were up 6% on a constant currency basis.
The following table highlights net sales by segment for the third quarter and first nine months of 2026:

	Three months ended September 30		Change %		Nine months ended September 30		Change %
($ millions unless indicated otherwise)	2026	2025	$	cc1 (non-IFRS measure)	2026	2025	$	cc1 (non-IFRS measure)

Surgical
Implantables	422	432	(2)	(2)	1,326	1,308	1	—
Consumables	789	745	6	6	2,383	2,234	7	5
Equipment/other	269	243	11	11	801	664	21	19
Total Surgical	1,480	1,420	4	4	4,510	4,206	7	6
Vision Care
Contact lenses	737	707	4	5	2,201	2,087	5	5
Ocular health	500	462	8	8	1,473	1,324	11	10
Total Vision Care	1,237	1,169	6	6	3,674	3,411	8	7
Net sales	2,717	2,589	5	5	8,184	7,617	7	6
Net sales by segment
Third quarter
Surgical
Surgical net sales were $1.5 billion, an increase of 4% on both a reported and constant currency basis versus the third quarter of 2025.
•Implantables net sales were $422 million, a decrease of 2% on both a reported and constant currency basis. This reflects a decrease in IOLs of 1% constant currency, due to competitive pressures in the U.S. This decline was partially offset by strong PanOptix Pro performance and growth in international markets.
•Consumables net sales were $789 million, an increase of 6% on both a reported and constant currency basis. Growth was driven by procedural volumes, price increases and Valeda consumables.
•Equipment/other net sales were $269 million, an increase of 11% on both a reported and constant currency basis. This growth was led by equipment launches, including the Unity platform and Valeda.
Vision Care
Vision Care net sales were $1.2 billion, an increase of 6% on both a reported and constant currency basis versus the third quarter of 2025.
•Contact lenses net sales were $737 million, an increase of 4%. Excluding unfavorable currency impacts of 1%, Contact lenses net sales increased 5% constant currency. This growth reflects favorable mix of premium products as well as price increases, particularly in the U.S., and was partially offset by declines in legacy products.

•Ocular health net sales were $500 million, an increase of 8% on both a reported and constant currency basis. This growth was led by our portfolio of dry eye products, including Tryptyr and Systane, partially offset by declines in contact lens care.
Nine months
Surgical
Surgical net sales were $4.5 billion, an increase of 7% on a reported basis and 6% on a constant currency basis versus the first nine months of 2025.
•Implantables net sales were $1.3 billion, an increase of 1%. Excluding favorable currency impacts of 1%, Implantables net sales were in line with the prior year period in constant currency. IOLs increased 1% constant currency, primarily driven by growth in international markets and strong PanOptix Pro performance, partially offset by competitive pressures in the U.S. In addition, there were lower sales in surgical glaucoma.
•Consumables net sales were $2.4 billion, an increase of 7%. Excluding favorable currency impacts of 2%, Consumables net sales increased 5% constant currency. Growth was driven by procedural volumes, price increases and Valeda consumables.
•Equipment/other net sales were $801 million, an increase of 21%. Excluding favorable currency impacts of 2%, Equipment/other net sales increased 19% constant currency. This growth was led by equipment launches, including the Unity platform and Valeda.
Vision Care
Vision Care net sales were $3.7 billion, an increase of 8% on a reported basis and 7% on a constant currency basis versus the first nine months of 2025.
•Contact lenses net sales were $2.2 billion, an increase of 5% on both a reported and constant currency basis. This growth reflects favorable mix of premium products as well as price increases, particularly in the U.S., and was partially offset by declines in legacy products.
•Ocular health net sales were $1.5 billion, an increase of 11%. Excluding favorable currency impacts of 1%, Ocular health net sales increased 10% constant currency. Growth was led by our portfolio of dry eye products, including Tryptyr and Systane.
Operating income
Third quarter
Operating income was $381 million (+15%, +15% cc), compared to $332 million in the prior year period. Operating margin was 14.0% compared to 12.8% in the prior year period and increased 1.2 percentage points on both a reported and constant currency basis. The current year period included tariff refunds of $58 million, lower amortization and manufacturing efficiencies, partially offset by a charge for fair value adjustments to contingent consideration liabilities, costs associated with efficiency measures and increased sales and marketing spend.
Adjustments to arrive at core operating income in the current year period were $210 million, mainly due to $131 million of amortization, $38 million for fair value adjustments to contingent consideration liabilities and $36 million of costs associated with efficiency measures. Adjustments to arrive at core operating income in the prior year period were $191 million, mainly due to $176 million of amortization and $13 million of acquisition and integration related items.

Core operating income was $591 million (+13%, +13% cc), compared to $523 million in the prior year period. Core operating margin was 21.8% compared to 20.2% in the prior year period and increased 1.6 percentage points on a reported basis and 1.5 percentage points on a constant currency basis. The current year period included tariff refunds and manufacturing efficiencies, partially offset by increased sales and marketing spend.
Nine months
Operating income was $684 million (-35%, -37% cc), compared to $1.0 billion in the prior year period. Operating margin was 8.4% compared to 13.7% in the prior year period and decreased 5.3 percentage points on a reported basis and 5.6 percentage points on a constant currency basis. The current year period included a pre-tax, non-cash net charge of $402 million related to the decision to discontinue the IOL programs acquired from PowerVision, Inc. in March 2019 ("PowerVision programs"), costs associated with efficiency measures, increased sales and marketing spend, impairment charges related to a currently marketed product intangible asset, a charge for fair value adjustments to contingent consideration liabilities and the impact from ongoing tariffs, partially offset by lower amortization, tariff refunds, manufacturing efficiencies and price increases. The prior year period included gains on fair value remeasurements of investments in associated companies, partially offset by charges related to the discontinued commercialization of a Vision Care product.
Adjustments to arrive at core operating income in the current year period were $1.1 billion, mainly due to a pre-tax, non-cash net charge of $402 million related to the discontinuation of the PowerVision programs, $388 million of amortization, $157 million of costs associated with efficiency measures, $38 million of impairment charges related to a currently marketed product intangible asset, $38 million for fair value adjustments to contingent consideration liabilities and $24 million of acquisition and integration related items. Adjustments to arrive at core operating income in the prior year period were $478 million, mainly due to $521 million of amortization, $44 million of product discontinuation charges and $36 million of acquisition and integration related items, partially offset by gains of $142 million on fair value remeasurements of investments in associated companies.
Core operating income was $1.7 billion (+14%, +12% cc), compared to $1.5 billion in the prior year period. Core operating margin was 21.2% compared to 20.0% in the prior period and increased 1.2 percentage points on a reported basis and 1.1 percentage points on a constant currency basis. The current year period included tariff refunds, manufacturing efficiencies and price increases, partially offset by increased sales and marketing spend and the impact from ongoing tariffs.
Taxes
Third quarter
Reported tax expense was $68 million, compared to $46 million in the prior year period, and the average reported tax rate was 20.7%, compared to 16.3% in the prior year period. Core tax expense was $96 million, compared to $80 million in the prior year period, and the average core tax rate was 17.8%, compared to 16.9% in the prior year period. The average reported tax rate in the current year period was impacted by the non-deductible fair value adjustments to contingent consideration liabilities. In addition, both the average reported and core tax rates in the current year period were higher primarily driven by higher discrete tax benefits in the prior year period and more favorable mix of pre-tax income/(loss) across geographical tax jurisdictions in the current year period.

Nine months
Reported tax expense was $73 million, compared to $133 million in the prior year period, and the average reported tax rate was 14.0%, compared to 14.8% in the prior year period. The average reported tax rate in the current year period was impacted by a $115 million tax benefit from the reversal of deferred tax liabilities related to the discontinuation of the PowerVision programs and the non-taxable fair value adjustments to contingent consideration liabilities. The average reported tax rate in the prior year period included a non-taxable gain on the fair value remeasurement of an investment in an associated company and net benefits from discrete tax items.
Core tax expense was $305 million, compared to $240 million in the prior year period, and the average core tax rate was 19.4%, compared to 17.4% in the prior year period. The prior year period included net benefits from discrete tax items.
Diluted earnings per share
Third quarter
Diluted earnings per share of $0.54 increased 13%, or 14% on a constant currency basis. Core diluted earnings per share of $0.91 increased 15% on both a reported and constant currency basis, versus the prior year period.
Nine months
Diluted earnings per share of $0.92 decreased 40%, or 43% on a constant currency basis, versus the prior year period, primarily due to a post-tax, non-cash net charge of approximately $287 million related to the discontinuation of the PowerVision programs and costs associated with efficiency measures. The prior year period included gains of $142 million on fair value remeasurements of investments in associated companies. Core diluted earnings per share of $2.60 increased 14%, or 11% on a constant currency basis, versus the prior year period.
Cash flow highlights
Net cash flows from operating activities amounted to $1.7 billion for the first nine months of 2026, compared to $1.6 billion in the prior year period. Free cash flow was $1.3 billion for the nine months of 2026, compared to $1.2 billion in the prior year period.

Capital allocation
The Company returned $210 million to shareholders in the third quarter through share repurchases. As of September 30, 2026, the Company had approximately $1.0 billion remaining of its previously announced $1.5 billion authorization.
On a year-to-date basis through the third quarter, the Company has returned $748 million to shareholders through dividends and share repurchases.
Alcon continues to expect to fund the program through cash generated from operations. The program is subject to customary safe harbor conditions and authorization of the Swiss Takeover Board. The timing and total amount of share repurchases and cancellations will depend upon a variety of factors. The program is expected to be completed over a three-year period, but may be suspended or discontinued at any time.
Further information (including official publications in English, German and French) is available at https://investor.alcon.com/stock-information/share-repurchase-history/default.aspx.
Efficiency Measures
On February 24, 2026, Alcon announced certain efficiency measures supported by operational improvements and infrastructure investments. In November 2026, the Company expanded these measures, with total costs now estimated at approximately $230 million. The Company's estimated run-rate savings have increased from approximately $100 million to approximately $130 million. The Company expects to use these additional savings to help offset inflationary pressures. The implementation is still expected to be completed in 2026.

2026 outlook
The Company updated its 2026 outlook as per the table below.

2026 outlook[4]	as of August	as of November	Comments
Net sales growth vs. prior year (cc)[1] (non-IFRS measure)	+5% to +7%	+~6%	Tightened
Core operating margin[2] change vs. prior year (cc)[1] (non-IFRS measure)	+90 to +190 bps	+100 to +150 bps	Tightened range
Core diluted EPS[2] growth vs. prior year (cc)[1] (non-IFRS measure)	+12% to +15%	+12% to +14%	Tightened range
This outlook assumes the following:
•Aggregated markets grow approximately 3%
•The Company expects a full-year tariff impact, net of mitigating actions and refunds, of approximately $40 million, which is expected to pressure cost of net sales. This estimate assumes that the tariffs currently applicable to Alcon's business remain in effect through year-end, including U.S. import tariff rates of approximately 10% to 12.5%. This reflects the approximately $60 million refund from the U.S. government received in the third quarter of 2026. Approximately two-thirds of the refund benefit is being reinvested in the business.
•Exchange rates as of the end of October 2026 prevail through year-end
•As of the end of October the expected currency impact to:
◦Net sales growth is +90 basis points
◦Core operating margin rate is +10 basis points
◦Core diluted EPS growth is +160 basis points
•Non-operating expense5 for FY 2026 is expected to be between $210 and $230 million
•The core effective tax rate6 for FY 2026 is expected to be approximately 19% to 20%
•Capital expenditures are expected to be mid-single digits as a percentage of sales
•Approximately 487 million weighted-average diluted shares7

4.The forward-looking guidance included in this press release cannot be reconciled to the comparable IFRS measures without unreasonable effort, because we are not able to predict with reasonable certainty the ultimate amount or nature of exceptional items in the fiscal year. Refer to the section 'Non-IFRS measures as defined by the Company' for more information.
5.Non-operating income & expense includes interest expense, other financial income & expense and share of loss from associated companies.
6.Core effective tax rate, a non-IFRS measure, is the applicable annual tax rate on core taxable income. For additional information, see the explanation regarding reconciliation of forward-looking guidance in the 'Non-IFRS measures as defined by the Company' section.
7.The estimated share count used in the Company's guidance excludes any potential benefit from future share repurchase activity.

Other Notable Accomplishments
•Earned two 2026 Prix Galien USA nominations, one of the life sciences industry’s most prestigious honors recognizing scientific innovation and impact on human health, with UNITY Vitreoretinal Cataract System (VCS) nominated for Best Medical Technology and TRYPTYR for Best Pharmaceutical Product.
•UNITY VCS was featured by U.S. News & World Report in its coverage of 2026 Edison Award healthcare innovations, highlighting the platform’s integrated design and potential to improve operating-room efficiency.
•Presented investigator-initiated data showing that SYSTANE PRO Preservative-Free provided clinically comparable dry eye symptom relief to MIEBO^ (perfluorohexyloctane ophthalmic solution), meeting the study’s primary non-inferiority endpoint at two weeks and one month.
•Launched the Alcon-Aravind Retina Centre of Excellence, a global vitreoretinal surgery training center in India designed to expand advanced surgical education and help address the shortage of retina specialists in underserved regions.
•Launched the UNITY M premium ophthalmic microscope, featuring an industry-leading red reflex for stable, consistent visualization, first-of-its-kind Color Tunable Illumination to enhance contrast and tissue detail, and a modular design that enables surgeon-specific customization and future upgrades, giving surgeons greater precision and control while expanding Alcon’s UNITY surgical equipment platform.
•Named one of PEOPLE’s 100 Companies That Care by PEOPLE and Great Place to Work, recognizing Alcon among U.S. employers that demonstrate exceptional care for employees, communities and the environment.
•In October, Alcon announced that the U.S. Food and Drug Administration (FDA) has approved BRYTLY Redness Reliever Eye Drops. This new product expands Alcon's portfolio of consumer eye care solutions and will be available in major retailers nationwide and online in the coming months.
•In October, Alcon announced the acquisition of Neurotech Pharmaceuticals, Inc., a company focused on developing innovative cell therapies for chronic and neurodegenerative eye diseases. This acquisition expands Alcon's retina portfolio with ENCELTO (revakinagene taroretcel-lwey), the first and only U.S. FDA-approved treatment for adults with idiopathic Macular Telangiectasia Type 2 (MacTel).

^Trademarks are the property of their respective owners.

Webcast and Conference Call Instructions
The Company will host a conference call on November 11, 2026, at 8:00 a.m. Eastern Time / 2:00 p.m. Central European Time to discuss its third-quarter 2026 earnings results. The webcast can be accessed through Alcon’s Investor Relations website at investor.alcon.com. Listeners should log on approximately 10 minutes in advance. A replay will be available online within 24 hours after the event. To listen to the Company’s conference call, click the link below:
https://investor.alcon.com/news-and-events/events-and-presentations/event-details/2026/Alcons-Third-Quarter-2026-Earnings-Call-2026-UvhalddrSp/default.aspx
The Company's third-quarter 2026 press release, interim financial report and supplemental presentation materials can be found online through Alcon's Investor Relations website, or by clicking on the link:
https://investor.alcon.com/news-and-events/events-and-presentations/event-details/2026/Alcons-Third-Quarter-2026-Earnings-Call-2026-UvhalddrSp/default.aspx
Cautionary Note Regarding Forward-Looking Statements
This press release contains, and our officers and representatives may from time to time make, certain “forward-looking statements” within the meaning of the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as “anticipate,” “intend,” “commitment,” “look forward,” “maintain,” “plan,” “goal,” “seek,” “target,” “assume,” “believe,” “project,” “estimate,” “expect,” “strategy,” “future,” “likely,” “may,” “should,” “will” and similar references to future periods. Examples of forward-looking statements include, among others, statements we make regarding our outlook for 2026 and future periods, including with respect to liquidity, revenue, revenue growth, gross margin, operating margin, core operating margin, core operating margin growth, effective tax rate, foreign currency exchange movements, tariff impact, nonoperating expenses, earnings per share, earnings per share growth, operating cash flow, and free cash flow; our plans and decisions relating to various capital expenditures, capital allocation priorities and other discretionary items such as our market growth assumptions; our social impact and sustainability plans, targets, goals and expectations; and generally, our expectations concerning our future performance.
Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties and risks that are difficult to predict such as: cybersecurity breaches and technology failures that could disrupt operations; our ability to effectively manage the risks associated with transformational information technology changes such as the ethical use of artificial intelligence and disruptive technologies and the migration to cloud-based platforms; compliance with data privacy, identity protection and information security laws, particularly with the increased use of artificial intelligence; the impact of a disruption in our global supply chain, including the effect of tariffs, or important facilities, particularly when we single-source or rely on limited sources of supply; our reliance on outsourcing key business functions; the increasingly challenging economic, political and legal environment in China; global and regional economic, financial, monetary, legal, tax, political and social change; our ability to comply with anti-corruption, anti-bribery, export control, trade sanction, or similar laws; our ability to attract and retain qualified personnel; our ability to manage the risks associated with operating as a third-party contract manufacturer; our success in completing strategic acquisitions, including equity investments in early-stage companies, on favorable terms or at all, and in integrating acquired businesses; the success of our research and development efforts, including our ability to innovate to compete effectively; our ability to manage the rapid evolution and adoption of artificial intelligence; terrorism, war and similar events; our ability to forecast sales demand and manage our inventory levels and the changing buying patterns of our customers; pricing pressure from changes in third party payor coverage and reimbursement methodologies; our ability to comply with all laws to which we may be subject; the ability to obtain regulatory clearance and approval of our products as well as compliance with any post-approval obligations, including quality control of our manufacturing; the effect of product recalls or voluntary market withdrawals; our ability to manage social impact and sustainability matters; our ability to properly educate and train healthcare providers on our products; our ability to protect our intellectual property; the accuracy of our accounting estimates and assumptions, including pension and other post-employment benefit plan obligations and the carrying value of intangible assets, and the adequacy of our financial reporting, accounting practices and internal controls; our ability to service our debt obligations; the need for additional financing through the issuance of debt or equity; the effects of litigation, including product liability lawsuits and governmental investigations; legislative, tax and regulatory reform; the impact of being listed on two stock exchanges; the ability to declare and pay dividends; the different rights afforded to our shareholders as a Swiss corporation compared to a US corporation; the effect of maintaining or losing our foreign private issuer status under US securities laws; and the ability to enforce US judgments against Swiss corporations.
Additional factors are discussed in our filings with the United States Securities and Exchange Commission, including our Form 20-F. Should one or more of these uncertainties or risks materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated. Therefore, you should not rely on any of these forward-looking statements. Forward-looking statements in this press release speak only as of the date of its filing, and we assume no obligation to update forward-looking statements as a result of new information, future events or otherwise. We also undertake no obligation to update our outlook for 2026 or any future period as circumstances evolve.
Intellectual Property
This report may contain references to our proprietary intellectual property. All product names appearing in italics or ALL CAPS are trademarks owned by or licensed to Alcon Inc. Product names identified by a "®" or a "™" are trademarks that are not owned by or licensed to Alcon or its subsidiaries and are the property of their respective owners.

Non-IFRS measures as defined by the Company
Alcon uses certain non-IFRS metrics when measuring performance, including when measuring current period results against prior periods, including core results, percentage changes measured in constant currency, EBITDA, free cash flow and net (debt)/liquidity.
Because of their non-standardized definitions, the non-IFRS measures (unlike IFRS measures) may not be comparable to the calculation of similar measures of other companies. These supplemental non-IFRS measures are presented solely to permit investors to more fully understand how Alcon management assesses underlying performance. These supplemental non-IFRS measures are not, and should not be viewed as, a substitute for IFRS measures.

Core results
Alcon core results, including core operating income and core net income, exclude all amortization and impairment charges of intangible assets, excluding software, all fair value adjustments to contingent considerations from acquisitions, other than changes due to the time value of money, product discontinuation charges, net gains and losses on fund investments and equity securities valued at fair value through profit and loss ("FVPL"), fair value adjustments of financial assets in the form of options to acquire a company carried at FVPL, fair value remeasurements of investments in associated companies and certain acquisition related items. The following items that exceed a threshold of $10 million, are not operating expenses necessary to the operation of the business and have costs that will vary over periods and are also excluded from core results: integration and divestment related income and expenses, divestment gains and losses, restructuring charges/releases and related items, legal related items, gains/losses on early extinguishment of debt or debt modifications, past service costs for post-employment benefit plans, impairments of property, plant and equipment and software, as well as income and expense items that management deems exceptional and that are or are expected to accumulate within the year to be over a $10 million threshold.
Taxes on the adjustments between IFRS and core results take into account, for each individual item included in the adjustment, the tax rate that will finally be applicable to the item based on the jurisdiction where the adjustment will finally have a tax impact. Generally, this results in amortization and impairment of intangible assets and acquisition-related restructuring and integration items having a full tax impact. There is usually a tax impact on other items, although this is not always the case for certain items such as legal settlements in certain jurisdictions.
Alcon believes that investor understanding of its performance is enhanced by disclosing core measures of performance because, since they exclude items that can vary significantly from period to period, the core measures enable a helpful comparison of business performance across periods. For this same reason, Alcon uses these core measures in addition to IFRS and other measures as important factors in assessing its performance.
A limitation of the core measures is that they provide a view of Alcon operations without including all events during a period, such as the effects of an acquisition, divestment, or amortization/impairments of purchased intangible assets and restructurings.
Constant currency
Changes in the relative values of non-US currencies to the US dollar can affect Alcon's financial results and financial position. To provide additional information that may be useful to investors, including changes in sales volume, we present information about changes in our net sales and various values relating to operating and net income that are adjusted for such foreign currency effects.
Constant currency calculations have the goal of eliminating two exchange rate effects so that an estimate can be made of underlying changes in the Consolidated Income Statement excluding:
•the impact of translating the income statements of consolidated entities from their non-US dollar functional currencies to the US dollar; and
•the impact of exchange rate movements on the major transactions of consolidated entities performed in currencies other than their functional currency.
Alcon calculates constant currency measures by translating the current year's foreign currency values for sales and other income statement items into US dollars, using the average exchange rates from the historical comparative period and comparing them to the values from the historical comparative period in US dollars.

EBITDA
Alcon defines earnings before interest, tax, depreciation and amortization ("EBITDA") as net income excluding income taxes, depreciation of property, plant and equipment (including any related impairment charges), depreciation of right-of-use assets, amortization of intangible assets (including any related impairment charges), interest expense and other financial income and expense. Alcon management primarily uses EBITDA together with net (debt)/liquidity to monitor leverage associated with financial debts.
Free cash flow
Alcon defines free cash flow as net cash flows from operating activities less cash flow associated with the purchase or sale of property, plant and equipment. Free cash flow is presented as additional information because Alcon management believes it is a useful supplemental indicator of Alcon's ability to operate without reliance on additional borrowing or use of existing cash. Free cash flow is not intended to be a substitute measure for net cash flows from operating activities as determined under IFRS.
Net (debt)/liquidity
Alcon defines net (debt)/liquidity as current and non-current financial debt less cash and cash equivalents, current investments, including time deposits, and derivative financial instruments. Net (debt)/liquidity is presented as additional information because management believes it is a useful supplemental indicator of Alcon's ability to pay dividends, to meet financial commitments and to invest in new strategic opportunities, including strengthening its balance sheet.
Growth rate and margin calculations
For ease of understanding, Alcon uses a sign convention for its growth rates such that a reduction in operating expenses or losses compared to the prior year is shown as a positive growth.
Gross margins, core gross margins, operating income margins and core operating income margins are calculated based upon net sales unless otherwise noted.
Reconciliation of guidance for forward-looking non-IFRS measures
The forward-looking guidance included in this press release cannot be reconciled to the comparable IFRS measures without unreasonable efforts, because we are not able to predict with reasonable certainty the ultimate amount or nature of exceptional items in the fiscal year. These items are uncertain, depend on many factors and could have a material impact on our IFRS results for the guidance period.

Financial tables
Net sales by region

	Three months ended September 30				Nine months ended September 30
($ millions unless indicated otherwise)	2026		2025		2026		2025

United States	1,243	46%	1,167	45%	3,712	45%	3,464	45%
International	1,474	54%	1,422	55%	4,472	55%	4,153	55%
Net sales	2,717	100%	2,589	100%	8,184	100%	7,617	100%

Consolidated Income Statement (unaudited)

	Three months ended September 30		Nine months ended September 30
($ millions except earnings per share)	2026	2025	2026	2025

Net sales	2,717	2,589	8,184	7,617
Other revenues	20	25	82	66
Net sales and other revenues	2,737	2,614	8,266	7,683
Cost of net sales	(1,098)	(1,136)	(3,391)	(3,403)
Cost of other revenues	(17)	(20)	(53)	(51)
Gross profit	1,622	1,458	4,822	4,229
Selling, general & administration	(929)	(865)	(2,775)	(2,548)
Research & development	(261)	(250)	(1,169)	(717)
Other income	9	10	26	164
Other expense	(60)	(21)	(220)	(81)
Operating income	381	332	684	1,047
Interest expense	(52)	(51)	(157)	(151)
Other financial income & expense	1	3	3	16
Share of loss from associated companies	(2)	(1)	(8)	(16)
Income before taxes	328	283	522	896
Taxes	(68)	(46)	(73)	(133)
Net income	260	237	449	763
Net income attributable to:
Shareholders of Alcon Inc.	260	237	449	763
Non-controlling interests	—	—	—	—

Earnings per share ($)(1)
Basic	0.54	0.48	0.93	1.54
Diluted	0.54	0.48	0.92	1.53

Weighted average number of shares outstanding (millions)
Basic	481.0	493.2	484.9	494.5
Diluted	483.3	495.9	487.4	497.3
(1) Earnings per share is calculated on the amount of net income attributable to shareholders of Alcon Inc.

Segment contribution

	Three months ended September 30				Nine months ended September 30
			Change %				Change %
($ millions unless indicated otherwise)	2026	2025	$	cc(1) (non-IFRS measure)	2026	2025	$	cc(1) (non-IFRS measure)

Surgical segment contribution	381	357	7	6	1,140	1,071	6	4
As % of net sales	25.7	25.1			25.3	25.5
Vision Care segment contribution	319	257	24	25	896	746	20	20
As % of net sales	25.8	22.0			24.4	21.9
Not allocated to segments	(319)	(282)	(13)	(14)	(1,352)	(770)	(76)	(75)
Operating income	381	332	15	15	684	1,047	(35)	(37)
Core adjustments (non-IFRS measure)(1)	210	191			1,050	478
Core operating income (non-IFRS measure)(1)	591	523	13	13	1,734	1,525	14	12
(1)Core results and constant currency are non-IFRS measures. Refer to the 'Non-IFRS measures as defined by the Company' section for additional information and to the 'Reconciliation of IFRS results to core results (non-IFRS measure)' section for reconciliation tables.

Operating income

	Three months ended September 30				Nine months ended September 30
			Change %				Change %
($ millions unless indicated otherwise)	2026	2025	$	cc(1) (non-IFRS measure)	2026	2025	$	cc(1) (non-IFRS measure)

Cost of net sales	(1,098)	(1,136)	3	3	(3,391)	(3,403)	—	1
Gross profit	1,622	1,458	11	12	4,822	4,229	14	12
Gross margin (%)	59.7	56.3			58.9	55.5
Selling, general & administration	(929)	(865)	(7)	(8)	(2,775)	(2,548)	(9)	(8)
Research & development	(261)	(250)	(4)	(5)	(1,169)	(717)	(63)	(62)
Other income	9	10	(10)	(18)	26	164	(84)	(84)
Other expense	(60)	(21)	(186)	(195)	(220)	(81)	(172)	(169)
Operating income	381	332	15	15	684	1,047	(35)	(37)
Operating margin (%)	14.0	12.8			8.4	13.7

Core results (non-IFRS measure)(1)
Core gross profit	1,786	1,629	10	10	5,276	4,783	10	9
Core gross margin (%)	65.7	62.9			64.5	62.8
Core operating income	591	523	13	13	1,734	1,525	14	12
Core operating margin (%)	21.8	20.2			21.2	20.0
(1)    Core results and constant currency are non-IFRS measures. Refer to the 'Non-IFRS measures as defined by the Company' section for additional information and to the 'Reconciliation of IFRS results to core results (non-IFRS measure)' section for reconciliation tables.

Non-operating income & expense

	Three months ended September 30				Nine months ended September 30
			Change %				Change %
($ millions unless indicated otherwise)	2026	2025	$	cc(1) (non-IFRS measure)	2026	2025	$	cc(1) (non-IFRS measure)

Operating income	381	332	15	15	684	1,047	(35)	(37)
Interest expense	(52)	(51)	(2)	(3)	(157)	(151)	(4)	(4)
Other financial income & expense	1	3	(67)	(53)	3	16	(81)	(81)
Share of loss from associated companies	(2)	(1)	(100)	(114)	(8)	(16)	50	52
Income before taxes	328	283	16	16	522	896	(42)	(45)
Taxes	(68)	(46)	(48)	(39)	(73)	(133)	45	48
Net income	260	237	10	11	449	763	(41)	(44)
Net income attributable to:
Shareholders of Alcon Inc.	260	237	10	11	449	763	(41)	(44)
Non-controlling interests	—	—	—	—	—	—	—	—
Basic earnings per share ($)(2)	0.54	0.48	13	14	0.93	1.54	(40)	(43)
Diluted earnings per share ($)(2)	0.54	0.48	13	14	0.92	1.53	(40)	(43)

Core results (non-IFRS measure)(1)
Core taxes	(96)	(80)	(20)	(20)	(305)	(240)	(27)	(25)
Core net income	442	394	12	12	1,267	1,139	11	9
Core net income attributable to:
Shareholders of Alcon Inc.	442	394	12	12	1,267	1,139	11	9
Non-controlling interests	—	—	—	—	—	—	—	—
Core basic earnings per share ($)(2)	0.92	0.80	15	15	2.61	2.30	13	11
Core diluted earnings per share ($)(2)	0.91	0.79	15	15	2.60	2.29	14	11
(1)Core results and constant currency are non-IFRS measures. Refer to the 'Non-IFRS measures as defined by the Company' section for additional information and to the 'Reconciliation of IFRS results to core results (non-IFRS measure)' section for reconciliation tables.
(2)Earnings per share and core earnings per share are calculated on the amount of net income and core net income, respectively, attributable to shareholders of Alcon Inc. Per share amounts may not add across quarters due to rounding.

Reconciliation of IFRS results to core results (non-IFRS measure)
Three months ended September 30, 2026

($ millions except earnings per share)	IFRS results	Amortization of certain intangible assets(1)	Acquisition and integration related items(5)	Efficiency measures(6)	Other items(9)	Core results (non-IFRS measure)
Gross profit	1,622	126	—	—	38	1,786
Operating income	381	131	3	36	40	591
Income before taxes	328	131	3	36	40	538
Taxes(10)	(68)	(23)	—	(7)	2	(96)
Net income	260	108	3	29	42	442
Net income attributable to:
Shareholders of Alcon Inc.	260	108	3	29	42	442
Non-controlling interests	—	—	—	—	—	—
Basic earnings per share ($)(11)	0.54					0.92
Diluted earnings per share ($)(11)	0.54					0.91
Basic - weighted average shares outstanding (millions)(11)	481.0					481.0
Diluted - weighted average shares outstanding (millions)(11)	483.3					483.3
Refer to the associated explanatory footnotes at the end of the 'Reconciliation of IFRS results to core results (non-IFRS measure)' tables.
Three months ended September 30, 2025

($ millions except earnings per share)	IFRS results	Amortization of certain intangible assets(1)	Impairments(3)	Acquisition and integration related items(5)	Other items(9)	Core results (non-IFRS measure)
Gross profit	1,458	171	—	—	—	1,629
Operating income	332	176	2	13	—	523
Income before taxes	283	176	2	13	—	474
Taxes(10)	(46)	(31)	—	(3)	—	(80)
Net income	237	145	2	10	—	394
Net income attributable to:
Shareholders of Alcon Inc.	237	145	2	10	—	394
Non-controlling interests	—	—	—	—	—	—
Basic earnings per share ($)(11)	0.48					0.80
Diluted earnings per share ($)(11)	0.48					0.79
Basic - weighted average shares outstanding (millions)(11)	493.2					493.2
Diluted - weighted average shares outstanding (millions)(11)	495.9					495.9
Refer to the associated explanatory footnotes at the end of the 'Reconciliation of IFRS results to core results (non-IFRS measure)' tables.

Nine months ended September 30, 2026

($ millions except earnings per share)	IFRS results	Amortization of certain intangible assets(1)	Discontinuation of the PowerVision programs(2)	Impairments(3)	Acquisition and integration related items(5)	Efficiency measures(6)	Other items(9)	Core results (non-IFRS measure)
Gross profit	4,822	377	—	38	1	—	38	5,276
Operating income	684	388	402	38	24	157	41	1,734
Income before taxes	522	388	402	38	24	157	41	1,572
Taxes(10)	(73)	(67)	(115)	(6)	(4)	(30)	(10)	(305)
Net income	449	321	287	32	20	127	31	1,267
Net income attributable to:
Shareholders of Alcon Inc.	449	321	287	32	20	127	31	1,267
Non-controlling interests	—	—	—	—	—	—	—	—
Basic earnings per share ($)(11)	0.93							2.61
Diluted earnings per share ($)(11)	0.92							2.60
Basic - weighted average shares outstanding (millions)(11)	484.9							484.9
Diluted - weighted average shares outstanding (millions)(11)	487.4							487.4
Refer to the associated explanatory footnotes at the end of the 'Reconciliation of IFRS results to core results (non-IFRS measure)' tables.
Nine months ended September 30, 2025

($ millions except earnings per share)	IFRS results	Amortization of certain intangible assets(1)	Impairments(3)	Gains on investments in associated companies(4)	Acquisition and integration related items(5)	Legal items(7)	Product discontinuation(8)	Other items(9)	Core results (non-IFRS measure)
Gross profit	4,229	510	—	—	—	—	44	—	4,783
Operating income	1,047	521	2	(142)	36	17	44	—	1,525
Income before taxes	896	521	2	(142)	36	17	44	5	1,379
Taxes(10)	(133)	(93)	—	—	(8)	(4)	(10)	8	(240)
Net income	763	428	2	(142)	28	13	34	13	1,139
Net income attributable to:
Shareholders of Alcon Inc.	763	428	2	(142)	28	13	34	13	1,139
Non-controlling interests	—	—	—	—	—	—	—	—	—
Basic earnings per share ($)(11)	1.54								2.30
Diluted earnings per share ($)(11)	1.53								2.29
Basic - weighted average shares outstanding (millions)(11)	494.5								494.5
Diluted - weighted average shares outstanding (millions)(11)	497.3								497.3
Refer to the associated explanatory footnotes at the end of the 'Reconciliation of IFRS results to core results (non-IFRS measure)' tables.

Explanatory footnotes to IFRS to core reconciliation tables
(1)Includes amortization for all intangible assets other than software.
(2)    For the nine months ended September 30, 2026, includes a post-tax, non-cash net charge of approximately $287 million related to the discontinuation of the PowerVision programs, including $505 million for the full impairment of an intangible asset, partially offset by $103 million for a fair value adjustment to contingent consideration liabilities and a $115 million tax benefit driven by the reversal of deferred tax liabilities.
(3)    Includes impairment charges related to intangible assets.
(4)    For the nine months ended September 30, 2025, includes gains on fair value remeasurements of investments in associated companies.
(5)    For the three months ended September 30, 2026, Operating income includes $3 million of direct acquisition costs related to acquisitions. Acquisition costs primarily include third party professional services for legal and due diligence fees.
For the three months ended September 30, 2025, Operating income includes $12 million of direct acquisition costs and $1 million of integration related costs related to acquisitions. Acquisition costs primarily include third party professional services for legal, banker and due diligence fees. Integration related costs include third party professional services.
For the nine months ended September 30, 2026, Gross profit includes the amortization of inventory fair value adjustments related to an acquisition. Operating income also includes $23 million of direct acquisition costs. Acquisition costs include third party professional services for legal and due diligence fees and other transaction related costs.
For the nine months ended September 30, 2025, Operating income includes $28 million of direct acquisition costs and $8 million of integration related costs related to acquisitions. Acquisition costs primarily include third party professional services for legal, banker, due diligence and accounting fees. Integration related costs include severance of $3 million, accelerated equity-based compensation expense of $3 million and third party professional services of $2 million.
(6)    For the three and nine months ended September 30, 2026, includes restructuring costs, third party consulting fees and other direct costs related to efficiency measures. These efficiency measures were announced in February 2026 and implementation is expected to be completed this year.
(7)    For the nine months ended September 30, 2025, includes provisions for legal matters.
(8)    For the nine months ended September 30, 2025, includes charges related to the discontinued commercialization of a product in the Vision Care reportable segment, including $43 million for the full impairment of the intangible asset and $1 million in related costs, primarily related to inventory provisions.
(9)    For the three months ended September 30, 2026, Gross profit includes $38 million for fair value adjustments to contingent consideration liabilities. Operating income also includes the amortization of option rights.
For the nine months ended September 30, 2026, Gross profit includes $38 million for fair value adjustments to contingent consideration liabilities. Operating income also includes the amortization of option rights, partially offset by fair value adjustments of financial assets.
For the nine months ended September 30, 2025, Income before taxes includes core adjustments recognized for Aurion in Share of loss from associated companies. The expenses were incurred upon change in control from Alcon's acquisition of a majority interest in Aurion and include accelerated equity-based compensation expense of $2 million, third party professional services of $2 million for legal and accounting fees and third party bank fees of $1 million.
(10)    For the three months ended September 30, 2026, tax associated with operating income core adjustments of $172 million, excluding the non-deductible fair value adjustments to contingent consideration liabilities of $38 million, totaled $28 million with an average tax rate of 16.3%.
For the three months ended September 30, 2025, tax associated with operating income core adjustments of $191 million totaled $34 million with an average tax rate of 17.8%.
For the nine months ended September 30, 2026, total tax adjustments of $232 million include tax associated with operating income core adjustments and discrete tax items. Excluding the non-taxable fair value adjustments to contingent consideration liabilities, core adjustments to operating income totaled $1.1 billion. The associated tax effect amounted to $220 million with an average tax rate of 19.7%. Core tax adjustments for discrete tax items totaled $12 million.
For the nine months ended September 30, 2025, total tax adjustments of $107 million include tax associated with operating income core adjustments, partially offset by discrete tax items. Operating income core adjustments totaled $478 million. Excluding the non-taxable gain of $136 million on fair value remeasurement of Alcon's investment in Aurion, core adjustments to operating income totaled $614 million. The associated tax effect amounted to $115 million with an average tax rate of 18.7%. Core tax adjustments for discrete tax items totaled $8 million.
(11)    Core basic earnings per share is calculated using core net income attributable to shareholders of Alcon Inc. and the weighted-average shares of common stock outstanding during the period. Core diluted earnings per share also contemplate dilutive shares associated with unvested equity-based awards as described in Note 4 to the Condensed Consolidated Interim Financial Statements.

EBITDA (non-IFRS measure)

	Three months ended September 30		Nine months ended September 30
($ millions)	2026	2025	2026	2025

Net income	260	237	449	763
Taxes	68	46	73	133
Depreciation of property, plant & equipment	112	106	331	307
Depreciation of right-of-use assets	28	24	77	67
Amortization of intangible assets	156	199	460	584
Impairments of property, plant & equipment and intangible assets	—	2	543	45
Interest expense	52	51	157	151
Other financial income & expense	(1)	(3)	(3)	(16)
EBITDA	675	662	2,087	2,034

Cash flow and net (debt)/liquidity (non-IFRS measure)

	Nine months ended September 30
($ millions)	2026	2025

Net cash flows from operating activities	1,689	1,613
Net cash flows used in investing activities	(633)	(1,044)
Net cash flows used in financing activities	(853)	(789)
Effect of exchange rate changes on cash and cash equivalents	(25)	42
Net change in cash and cash equivalents	178	(178)
Change in derivative financial instrument assets	15	(6)
Change in time deposits with original maturity greater than three months	22	(153)
Change in current and non-current financial debts	(30)	(90)
Change in net (debt)	185	(427)
Net (debt) at January 1	(3,125)	(2,802)
Net (debt) at September 30	(2,940)	(3,229)

Net (debt)/liquidity (non-IFRS measure)

($ millions)	At September 30, 2026	At December 31, 2025
Current financial debt	(78)	(575)
Non-current financial debt	(4,689)	(4,162)
Total financial debt	(4,767)	(4,737)

Less liquidity:
Cash and cash equivalents	1,705	1,527
Time deposits with original maturity greater than three months	102	80
Derivative financial instruments	20	5
Total liquidity	1,827	1,612
Net (debt)	(2,940)	(3,125)

Free cash flow (non-IFRS measure)
The following is a summary of free cash flow for the nine months ended September 30, 2026 and 2025, together with a reconciliation to net cash flows from operating activities, the most directly comparable IFRS measure:

	Nine months ended September 30
($ millions)	2026	2025
Net cash flows from operating activities	1,689	1,613
Purchase of property, plant & equipment	(344)	(374)
Proceeds from sale of property, plant & equipment	—	5
Free cash flow	1,345	1,244

About Alcon
Alcon helps people see brilliantly. As the global leader in eye care with a heritage spanning over 75 years, we offer the broadest portfolio of products to enhance sight and improve people’s lives. Our Surgical and Vision Care products touch the lives of people in over 140 countries and territories each year living with conditions like cataracts, glaucoma, retinal diseases and refractive errors. Our more than 25,000 associates are enhancing the quality of life through innovative products, partnerships with Eye Care Professionals and programs that advance access to quality eye care. Learn more at www.alcon.com.

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